CCF Investments, Inc.
Table of Contents
December 31, 2015

Independent Auditors Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6 - 8

Supplementary Information

Computation of Net Capital under Rule 15c3-1 of the Securties and Exchange Commission 9

Statement Regarding Determination of Reserve Requirement and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission 10

Report of Independent Registered Public Accounting Firm to Management

Independent Accountants' Report On Applying Agreed Upon Procedures Related to SIPC Assessment

SIPC-7